                                                                        www.umc.com

Exhibit

Exhibit            Description

99.1                 Announcement on 2023/02/10: To announce the related construction of facility on rented land

99.2                 Announcement on 2023/02/10: To announce related materials on acquisition of machinery and equipment

99.3                 Announcement on 2023/02/14: UMC will attend investor conferences on 2023/02/21

99.4                 Announcement on 2023/02/23: To announce related materials on acquisition of facilities

99.5                 Announcement on 2023/02/06: January Revenue

99.6                 Announcement on 2023/02/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce the related construction of facility on rented land

1. Type of contract: Construction Contract

2. Date of occurrence of the event: 2022/12/15~2023/02/10

3. Counterparty to the contract and relationship with the Company:

Gang-Wei Construction Co., LTD; non-related party transaction

4. Major content of the contract (including total contract amount, anticipated monetary amount of participation in the investment, and start and end dates of the contract), restrictive covenants, and other important terms and conditions:

Total Contract Amount: NT$953,600,000 (Accumulated purchase orders during the dates of the occurrence of the event);

Restrictive covenants, and other important terms and conditions: None.

5. Name of the professional appraisal firm or company and its appraisal opinion: NA

6. Name of the real property appraiser: NA

7. Practice certificate number of the real property appraiser: NA

8. Concrete purpose of the acquisition: For operation

9. Any dissenting opinions of directors to the present transaction: NA

10. Whether the counterparty of the current transaction is a related party: No

11. Date of the board of directors’ resolution: NA

12. Date of ratification by supervisors or approval by the audit committee: NA

13. The appraisal report has a limited price, specific price, or special price: NA

14. An appraisal report has not yet been obtained: NA

15. Reason for an appraisal report not being obtained: NA

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

17. Name of the CPA firm: NA

18. Name of the CPA: NA

19. Practice certificate number of the CPA: NA

20. Any other matters that need to be specified: None

Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of occurrence of the event: 2023/02/09~2023/02/10

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$1,645,464,713;

total transaction price: NT$1,645,464,713

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

SCREEN Semiconductor Solutions Co., Ltd.; non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Base on purchase order payment term.

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit: transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting.

10. Name of the professional appraisal firm or company and its appraisal price: NA

11. Name of the professional appraiser: NA

12. Practice certificate number of the professional appraiser: NA

13. The appraisal report has a limited price, specific price, or special price: NA

14. An appraisal report has not yet been obtained: NA

15. Reason for an appraisal report not being obtained: NA

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

17. Name of the CPA firm: NA

18. Name of the CPA: NA

19. Practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: NA

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: No

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.3

UMC will attend investor conferences on 2023/02/21

1. Date of institutional investor conference: 2023/02/21

2. Time of institutional investor conference: 10:00 AM

3. Location of institutional investor conference: Grand Hyatt Taipei

4. Outline of institutional investor conference:

The Company will attend the “Taiwan CEO-CFO Conference”, held by J.P. Morgan.

5. Any other matters that need to be specified: None

Exhibit 99.4

To announce related materials on acquisition of facilities

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Facilities

2. Date of occurrence of the event: 2023/01/01~2023/02/23

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$10,362,500,567;

total transaction price: NT$10,362,500,567

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

L&K ENGINEERING (SUZHOU) CO., LTD. SINGAPORE BRANCH; non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: Base on purchase order payment term.

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting.

10. Name of the professional appraisal firm or company and its appraisal price: NA

11. Name of the professional appraiser: NA

12. Practice certificate number of the professional appraiser: NA

13. The appraisal report has a limited price, specific price, or special price: NA

14. An appraisal report has not yet been obtained: NA

15. Reason for an appraisal report not being obtained: NA

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

17. Name of the CPA firm: NA

18. Name of the CPA: NA

19. Practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: NA

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: No

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.5

United Microelectronics Corporation

February 6, 2023

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of January 2023.

1)	Sales volume (NT$ Thousand)

Period	Items	2023	2022	Changes	%
January	Net sales	19,589,515	20,472,766	(883,251)	(4.31%)
Year-to-Date	Net sales	19,589,515	20,472,766	(883,251)	(4.31%)

2)	Funds lent to other parties (NT$ Thousand): None

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	10,276,341	10,217,964	141,664,679

Note: On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019, December 18, 2019, July 29, 2020, October 29, 2020, December 16, 2020, July 28, 2021, October 27, 2021, December 15, 2021, April 27, 2022, October 26, 2022 and December 16, 2022, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to US$ 30 million and CNY¥ 2,121 million.

4)	Financial derivatives transactions: None

Exhibit 99.6

United Microelectronics Corporation

For the month of January, 2023

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of December 31, 2022	Number of shares as of January 31, 2023	Changes
--	--	--	--	--
2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of December 31, 2022	Number of shares as of January 31, 2023	Changes
--	--	--	--	--